WRITER'S DIRECT DIAL
(852) 3551-8690

WRITER'S E-MAIL ADDRESS
ning.zhang@morganlewis.com

May 2, 2022

VIA EDGAR

Ms. Aamira Chaudhry

Mr. Lyn Shenk

Ms. Cara Wirth

Ms. Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ATA Creativity Global
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 26, 2022
File No. 001-33910_

Ladies and Gentlemen:

On behalf of ATA Creativity Global (the “Company”), set forth below are the Company’s responses to your comment letter dated April 26, 2022 (the “Letter”).  As discussed with Ms. Cara Wirth on April 27, 2022, the Company prepared the below responses to the comments from the Commission’s staff (the “Staff”) based on its disclosures in the above-referenced Form 20-F (the “2021 Form 20-F”), which was filed with the Securities and Exchange Commission (the “Commission”) on April 26, 2022 and have reflected the Staff’s previous comments received before the date of the Letter. The Company also undertakes to reflect the revised disclosures proposed below (as may be further updated based on the Staff’s further comment, if any) in its future Registration Statement (if any) to be filed after the date hereof (the “Registration Statement”) and/or its Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”).

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Louise Liu (New York), Hong Kong

Suites 1902-09, 19th Floor
Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

Christopher Wells (California), and Ning Zhang (New York)

+852.3551.8500
+852.3006.4346

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

May 2, 2022 - Page 2

For your convenience, we have reproduced the comments from the Staff in bold and Italic in front of the related response.  All references in the Company’s responses to pages and captioned sections are to the 2021 Form 20-F.  Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2021 Form 20-F.

May 2, 2022 - Page 3

Response dated April 13, 2022

General

1.

In each instance where you discuss the Holding Foreign Companies Accountable Act, please revise to also discuss and specifically name the Accelerating Holding Foreign Companies Accountable Act and each time you reference the three year non-inspection period, acknowledge that such Act, if passed, will reduce the period to two years. For example, your response to comment 10 in your response letter dated October 15, 2021, states that "[o]n June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two." Please revise to identify this bill as the Accelerating Holding Foreign Companies Accountable Act.

The Company respectfully advises the Staff that it will include below revised disclosure in its Registration Statement and/or its 2022 Form 20-F to discuss and specifically name the Accelerating Holding Foreign Companies Accountable Act where the Holding Foreign Companies Accountable Act is discussed and to state expressly the potential reduction of the three year non-inspection period to two years, with necessary updates based on the changes of facts or regulations by then, if any. Changes (except for minor wording adjustments) compared to the disclosure in 2021 Form 20-F are underlined for the ease of your review.

Key Information Section:

Effect of Holding Foreign Companies Accountable Act and Related SEC Rules

Trading in our common shares may be prohibited under the Holding Foreign Companies Accountable Act, or HFCAA, because our auditor is not currently inspected by the U.S. Public Company Accounting Oversight Board (United States), or PCAOB. On December 18, 2020, the HFCAA was enacted, according to which, among others, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our common shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which contained, among other things, an identical provision. See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.”

Risk Factors Section:

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The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA.  The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment, and the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.

The second paragraph of this risk factor: [o]n December 18, 2020, the HFCAA was enacted, according to which, among others, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our common shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed the America COMPETES Act of 2022, which contained, among other things, an identical provision.

2.

We note the structure chart that you have provided in response to comment 5 in your response letter dated October 15, 2021 and in response to comment 1 in your response letter February 22, 2022. With respect to the VIE, please remove the solid lines that denote relationships with the VIE, and used dashed lines in their place. Where you use dashed lines, please remove the arrows.

The Company respectfully advises the Staff that it will include below revised structure chart in its Registration Statement and/or its 2022 Form 20-F to remove the arrows of the dashed lines, with necessary updates based on the changes of facts or regulations by then, if any. The Company also respectfully advises the Staff that the solid lines pointing from or to the VIE represent equity ownership, and hence solid lines are more suitable.

Key Information Section:

The following diagram illustrates the simplified corporate structure of us and the VIE as of the date hereof:

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Notes:

(1) ATA Creativity Global is the entity in which investors hold or can purchase their interest.

(2) As of the date hereof, the VIE has no business operations of its own.

(3) Beijing Zhenwu was established in August 2021 mainly for purposes of developing and marketing our project-based learning services in the form of short-term art courses, and has no substantive business operations as of the date hereof.

(4) We conduct our operations through Huanqiuyimeng and its subsidiaries. Huanqiuyimeng provides most of the portfolio training services, overseas study counselling services and research-based learning services, as well as certain other educational services by itself, and also provides some of such services through its wholly or majority owned subsidiaries. Huanqiuyimeng has 9 directly or indirectly wholly owned subsidiaries and 6 directly or indirectly majority owned subsidiaries.

3.

We note your amended disclosure in response to comment 5, specifically your revised disclosure regarding cash in the PRC or a PRC domiciled entity. Please amend your disclosure in the Key Information, Summary of Risk Factors and Risk Factors sections

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to state that, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund our operations outside of the PRC, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. In the Key Information section, provide cross-references to these other discussions. Also, please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIE or investors. Provide a cross-reference to your discussion of this issue in your Key Information, Summary of Risk Factors and Risk Factors sections, as well.

The Company respectfully advises the Staff that it will include below revised disclosure in its Registration Statement and/or its 2022 Form 20-F to address your comment above, with necessary updates based on the changes of facts or regulations by then, if any. Changes (except for minor wording adjustments) compared to the disclosure in 2021 Form 20-F and the original disclosure in 2021 Form 20-F reflecting your comments are underlined for the ease of your review.

Key Information Section

Transfer of Cash within Our Organization

We adopt a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries or cash paid by the VIE under the VIE arrangement for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations not carried through our PRC subsidiaries or the VIE. Due to restrictions on foreign exchange placed on our PRC subsidiaries and the VIE by the PRC government under PRC laws and regulations, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund our operations outside of the PRC, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained.  See “— Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for more detailed discussions.

The Company may transfer funds to ATA BVI, Xing Wei and ACGIGL through capital contribution into or a shareholder loan to such subsidiaries respectively. ATA BVI and ACGIGL may transfer funds through capital contribution into or a shareholder loan to the WFOE and Huanqiuyimeng respectively.  The WFOE and Huanqiuyimeng may transfer funds to their respective subsidiaries through capital contribution into or a shareholder loan to them.  The WFOE provides services including comprehensive business support, technical services, and consultancy, in exchange for service fees from the VIE.  The WFOE may also provide loans to the VIE, subject to statutory limits and restrictions. In addition, the VIE may also receive dividends from its subsidiaries or investing companies, including Huanqiuyimeng, Beijing Zhenwu, and others.

As of the date hereof, we have not installed written cash management policies that dictate how funds are transferred between us, our subsidiaries, the consolidated VIE or investors. However, we have established internal controls and procedures for cash flows within our organization during daily operations, under which each transfer of cash between the Company, our subsidiaries, the VIE or investors is subject to stringent internal approval process.

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The following diagram illustrates the typical fund flow within our organization (including the VIE).

Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses

We face various restrictions and limitations that impact our ability to transfer cash between our entities, across borders and to U.S. investors, and our ability to distribute earnings from our business, including our subsidiaries and/or the VIE, to the Company and U.S. investors as well as the ability to settle amounts owed under the VIE Agreements.

•

We are not a Chinese operating company but a Cayman Islands holding company with operations conducted through our PRC subsidiary Huanqiuyimeng and its subsidiaries and we may elect to provide such services through the VIE in the future.  As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to fund operations not carried through our PRC subsidiaries or the VIE, pay dividends to its shareholders, or service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE.  If any of our PRC subsidiaries or the

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VIE incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to the Company.  If any of our PRC subsidiaries or the VIE is unable to receive all or the majority of the revenues from their operations, we may be unable to pay dividends on our ADSs or common shares.

•

Due to restrictions on foreign exchange placed on our PRC subsidiaries and the VIE by the PRC government under PRC laws and regulations, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund our operations outside of the PRC, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.  The majority of our revenue is or will be received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met.  Approval from or filing with appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.  The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders or repay our loans.  See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our PRC subsidiaries to obtain financing.”

•

PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP.  Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of its registered capital.  Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends.  In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.  See “Item 3.D. Risk factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

•

Due to various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we and the VIE may not be able to obtain the necessary government approvals or complete the necessary government registrations or other procedures on a timely basis, or at all,

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with respect to future loans by us to our PRC subsidiaries or the VIE or its subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. This may delay or prevent us from using our offshore funds to make loans or capital contribution to our PRC subsidiaries and the VIE, and thus may restrict our ability to execute our business strategy, and materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3.D. Risk factors — Risks Relating to Regulations of Our Business — PRC regulations of loans and direct investments by offshore holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.”

•

If the Company is considered a PRC tax resident enterprise for tax purposes (we do not currently consider the Company to be a PRC resident enterprise), any dividends that the Company pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Taxation — People’s Republic of China Taxation.”

•

In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to VIE Agreements, and the VIE Agreements with the VIE and its shareholders may not be as effective as direct ownership in providing us with control over the VIE. The uncertainty with respect to the validity and enforceability of the VIE Agreements may limit our ability to settle amounts owed under the VIE Agreements. See “Item 3.D. Risk Factors — Risks Relating to Our Corporate Structure.”

Summary of Risk Factors Section

Summary of Risk Factors

Investing in our ADSs may expose you to a number of risks, including risks relating to our business, risks relating to regulations of our business, risks relating to doing business in the People’s Republic of China, risks relating to our corporate structure and risks relating to our ADSs. The following summarizes part, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report which contains a more thorough description of risks relating to investing in us.

•

Restrictions under Chinese law on PRC subsidiaries’ ability to make payments to us could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to investors, and otherwise fund and conduct our businesses. See “— Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or

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acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

•

We may be classified as a “resident enterprise” of China, which may result in unfavorable tax consequences to us and the investors.  See “— Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.”

•

PRC regulations of loans and direct investments by offshore holding companies to our PRC subsidiaries and the VIE may restrict our ability to execute our business strategy.  See “— Risks Relating to Regulations of Our Business — PRC regulations of loans and direct investments by offshore holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.”

•

Restrictions on currency exchange may limit our ability to utilize our cash and the ability of our PRC subsidiaries to obtain financing.  See “— Risks Relating to Doing Business in the People’s Republic of China — Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our PRC subsidiaries to obtain financing.”

Risk Factors Section

Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.

We adopt a holding company structure, and our holding companies rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our PRC subsidiaries. Chinese legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our PRC subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2021, our PRC subsidiaries allocated RMB25.7 million ($4.0 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

In addition, see “Item 3. Key Information — Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and

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Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for more detailed analysis on the restrictions on our ability to transfer cash between entities.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.

Under the EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. In addition, a tax circular issued by the SAT on April 22, 2009 regarding the standards used to classify certain Chinese controlled enterprises established outside of China as “resident enterprises,” or Circular 82, clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Circular 82 also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that exercises “substantial and overall management and control over the manufacturing and business operations, personnel, and human resources, finances and properties of an enterprise.” In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, a majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign entities like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign entities like us are PRC resident enterprises, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise.

However, the SAT may take the view that the determining criteria set forth in Circular 82 reflects the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, or additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest on offering proceeds and other non-PRC source income would be subject to PRC enterprise income tax rate at 25%, in comparison to no taxation in the Cayman Islands. Second, although under the EIT Law and its implementing rules, dividends paid to us by our PRC subsidiaries would qualify as

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“tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC enterprise shareholders, and future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by our non-PRC shareholders from transferring our ADSs or common shares. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise.” In addition to the uncertainty in how the “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are closely monitoring the development of this area of rules and are evaluating appropriate arrangements of our management activity to avoid being classified as a PRC “resident enterprise.”

In addition, see “Item 3. Key Information — Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for more detailed analysis on the restrictions on our ability to transfer cash across borders, and to U.S. investors.

PRC regulations of loans and direct investments by offshore holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.

In order to execute our business strategy, we must invest funds in our PRC subsidiaries and the VIE through loans or capital contributions. Under applicable Chinese laws, any loan made by us to the WFOE and Huanqiuyimeng, each an FIE, cannot exceed statutory limits and all such loans must be registered with SAFE, or its local counterpart. According to a notice issued by the People’s Bank of China regarding foreign debt on January 11, 2017 and other PRC laws and regulations regarding foreign debt, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the Ministry of Commerce or its local counterpart, or two times of their respective net assets. With respect to the VIE or other domestic PRC entities, the limit for the total amount of foreign debt is twice of their respective net assets.

We may also decide to finance the WFOE and Huanqiuyimeng by increasing their registered capital through capital contributions. Any capital contributions to the WFOE and Huanqiuyimeng are subject to registration with the State Administration for Market Regulation (previously known as State Administration for Industry and Commerce, or SAIC), or SAMR. SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, on March 30, 2015. According to SAFE Circular 19, an FIE will be able to convert foreign exchange in its capital account into RMB at any time. In order to use the converted RMB, the FIE still needs to provide supporting documents and go through the review process with the banks. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, which removed certain

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restrictions previously provided under several SAFE circulars, including the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, in respect of conversion by an FIE of foreign currency registered capital into RMB and the use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 continue to prohibit an FIE from, among other things, using RMB funds converted from its foreign exchange capital for expenditure beyond its business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope. On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the Special Administrative Measures for Access of Foreign Investment (Negative List). On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning the authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we and the VIE will be able to obtain the necessary government approvals or complete the necessary government registrations or other procedures on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or the VIE or its subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. A failure by us to obtain such approvals or complete such registrations may restrict our ability to execute our business strategy, and materially and adversely affect our liquidity and our ability to fund and expand our business.

In addition, see “Item 3. Key Information — Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for more detailed analysis on the restrictions on our ability to transfer cash between entities.

Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our PRC subsidiaries to obtain financing.

Majority of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the Chinese government may limit our ability to utilize cash generated from sales of our services in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current Chinese regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include, among other things, dividend payments and payments for the import of goods and

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services, by complying with certain procedural requirements. Cash generated from sales of our services in China can be converted into foreign currency to pay salaries of employees located outside of China upon the employee completing certain registration procedures. Cash generated from sales of our services in China can also be used to pay off debt generated outside of China, provided that we comply with the applicable foreign debt registration or approval requirements. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant Chinese government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

Conversion of Renminbi into foreign currencies and of foreign currencies into Renminbi for payments relating to “capital account transactions”, which include, among other things, investments, loans and acquisitions of land and other fixed assets overseas, generally requires the approval of or registration or filing with SAFE or its authorized banks and other relevant Chinese governmental authorities. Restrictions on the convertibility of Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.

In addition, see “Item 3. Key Information — Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for more detailed analysis on the restrictions on our ability to transfer cash between entities and across borders.

4.

To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIE or investors, summarize the policies the Key Information section and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state in the Key Information section that you have no such cash management policies that dictate how funds are transferred.

The Company respectfully advises the Staff that the Company has not installed written cash management policies that dictate how funds are transferred between the Company, its subsidiaries, the consolidated VIE or investors, and plans to include the required disclosure in its Registration Statement and/or its 2022 Form 20-F. Please also refer to the Company’s response to your comment 3 above which has included the proposed disclosure.

5.	The disclosure regarding your cash transfers should not be qualified by materiality. Please make appropriate revisions to your disclosure.

The Company respectfully advises the Staff that the Company’s disclosure in 2021 Form 20-F regarding the cash transfers between the Company, its subsidiaries, and the VIE were not qualified by materiality, and that, to avoid any confusion, the Company will make revisions with respect to the below disclosures in its Registration Statement and/or its 2022 Form 20-F, with necessary updates based on the changes of facts or regulations by then, if any. Changes compared to the disclosure in 2021 Form 20-F are underlined or in ~~strikethrough~~ for the ease of your review.

May 2, 2022 - Page 15

Cash Flow and Assets Transfer between the Company, Its Subsidiaries, and the VIE

For the years ended December 31, 2019 and 2020, the Company received cash inflows of US$8.8 million and US$1.2 million, respectively, from new investors through private placements. See line item of “Cash flows from financing activities - Cash received upon private placement” in the Company’s condensed consolidating schedule depicting the consolidated cash flows under “— VIE Consolidation Schedule” (the “Condensed Cash Flow Schedule”) for fiscal years 2019 and 2020, and the Company’s consolidated statements of cash flows for fiscal years 2019 and 2020. The Company received RMB4.1 million from subsidiaries of the Company and paid RMB9,692 to subsidiaries of the Company, respectively, for the year ended December 31, 2021. See line item of “Cash flows from investing activities - Cash received from inter-companies/Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2021.

Cash is transferred from the Company to its subsidiaries through shareholder loan and capital contribution. For the year ended December 31, 2019, ATA BVI, a subsidiary of the Company, provided a loan of US$2.0 million to its subsidiaries. These cash flows were classified as investing activities of ATA BVI and financing activities of its subsidiaries, respectively, and were eliminated within the column of “Subsidiaries of the Company” of the Condensed Cash Flow Schedule for fiscal year 2019. See note 6 to the Condensed Cash Flow Schedule for fiscal year 2019. For the year ended December 31, 2020, ATA BVI made capital contribution of US$5.0 million to its subsidiaries. These cash flows were classified as investing activities of ATA BVI and financing activities of its subsidiaries, respectively, and were eliminated within the column of “Subsidiaries of the Company” of the Condensed Cash Flow Schedule for fiscal year 2020. See note 3 to the Condensed Cash Flow Schedule for fiscal year 2020. For the year ended December 31, 2020, the Company transferred RMB72.8 million, out of the proceeds it received from the private placement during the years of 2019 and 2020 as disclosed above and the cash inflow received for the reimbursement of legal and consulting expenses from the buyer in relation to the sale of ATA Online Business during the year of 2019, to its subsidiaries in support of their operations. See line items of “Cash flows from investing activities – Cash paid to inter-companies” and “Cash flows from financing activities – Cash received from inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2020. The Company also received RMB3.8 million from its subsidiaries as repayment of financial support from the Company. See line items of “Cash flows from investing activities – Cash received from inter-companies” and “Cash flows from financing activities – Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2020 and note 4 thereto. For the year ended December 31, 2021, subsidiaries of ATA BVI repaid RMB2.7 million to ATA BVI in relation to the loan borrowed from ATA BVI during the year ended December 31, 2019. This cash flow was classified as investing activities of ATA BVI and financing activities of its subsidiaries, respectively, and was eliminated within the column of “Subsidiaries of the Company” of the Condensed Cash Flow Schedule for fiscal year 2021. See note 1 to the Condensed Cash Flow Schedule for fiscal year 2021.

To date, we and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements (defined below). We and the VIE do not currently have any plans to distribute earnings or settle amounts owed under the VIE Agreements.

For the years ended December 31, 2019, 2020 and 2021, due to the fact that the VIE did not provide material services, the VIE did not generate ~~material~~ cash inflows from the

May 2, 2022 - Page 16

delivery of services, and its cash inflows were ~~primarily~~ provided via capital contribution of the nominee shareholders and loan arrangement from subsidiaries of the Company. For the years ended December 31, 2019, 2020 and 2021, the VIE borrowed RMB42.0 million, RMB15.1 million and RMB5.9 million from subsidiaries of the Company respectively. The VIE repaid RMB28.0 million and RMB250,000 to subsidiaries of the Company during the years ended December 31, 2019 and 2021 respectively. See line items of “Cash flows from investing activities – Cash paid to inter-companies/Cash received from inter-companies” and “Cash flows from financing activities – Cash received from inter-companies/Cash repaid to inter-companies” in the Condensed Cash Flow Schedule for fiscal years 2019, 2020 and 2021. As of December 31, 2021, the outstanding payables due from the VIE to subsidiaries of the Company were RMB62.8 million, which was eliminated during the consolidation process. See note 1 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2021. These cash flows were classified as investing activities of subsidiaries of the Company and financing activities of the VIE, respectively.

The WFOE provided loans of RMB0.9 million and RMB0.1 million to Mr. Xiaofeng Ma (Chairman and CEO of the Company) and Mr. Haichang Xiong (former General Legal Counsel of the Company), nominee shareholders of the VIE, as initial capital contribution into the VIE in April 2018, respectively. In December 2018, the WFOE provided additional loans of RMB8.1 million and RMB0.9 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as capital contribution into the VIE, respectively. In April and June 2019, the WFOE provided additional loans in total of RMB36.0 million and RMB4.0 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as another round of capital contribution into the VIE, respectively. See the line items of “Cash flows from investing activities - Cash lent to nominee shareholders of the VIE” and “Cash flows from financing activities - Cash received from nominee shareholders of the VIE” in the Condensed Cash Flow Schedule for fiscal year 2019. In August 2020, the prior nominee shareholder Mr. Haichang Xiong transferred his 10% equity shares in the VIE to Mr. Jun Zhang (President and Director of the Company, or “new nominee shareholder”) and paid back the entire RMB5.0 million loan to the WFOE. The WFOE provided a loan in RMB5.0 million to Mr. Jun Zhang to acquire the 10% equity interests of the VIE. See line item of “Cash flows from investing activities - Cash received upon repayment of loan to a nominee shareholder of the VIE/ Cash paid for issuance loan to a nominee shareholder of the VIE” respectively in the Condensed Cash Flow Schedule for fiscal year 2020 and note 5 thereto. These cash flows were classified as the related subsidiaries’ investing activities and financing activities of the VIE, respectively. As of December 31, 2021, receivables due from Mr. Xiaofeng Ma and Mr. Jun Zhang in the balance of RMB45.0 million and RMB5.0 million respectively were recorded as the receivables due from related parties for VIE. See note 2 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2021.

Other than the above, no assets were transferred among the Company, its subsidiaries, and the VIE for the years ended December 31, 2019, 2020 and 2021.

In addition to the above proposed disclosure revisions in 2021 Form 20-F, the Company also revised its response to comment 5 in your April 1, 2022 comment letter regarding cash transfer within its organization during the year of 2018 as below for your information only.  Changes compared to the disclosure in 2021 Form 20-F are underlined or in ~~strikethrough~~ for the ease of your review.

May 2, 2022 - Page 17

The cash inflows of the Company for the year ended December 31, 2018 were received from earnings distributed and cash transfer from its subsidiaries, including (i) US$18.3 million earnings distributed from Xing Wei, a subsidiary of the Company; 2) US$125.2 million transfer of cash from ATA BVI, a subsidiary of the Company, out of the earnings distribution and proceeds ATA BVI received in connection with the sale of ATA Online Business, among which US$137.7 million was paid to the Company’s investors as dividends with the rest being remained in the Company to support its operations. See line items of “Cash flows from investing activities - Cash received from inter-companies”, “Cash flows from financing activities - Cash repaid to inter-companies” and “Cash flows from financing activities - Special cash dividend” in the Condensed Cash Flow Schedule for fiscal year 2018 (attached hereto as Exhibit A ) and notes 1 and 2 thereto, and the line item of “Cash flows from financing activities - Special cash dividend” in the Company’s consolidated statements of cash flows for fiscal year 2018.

In connection with the ATA Online Sale Transaction, the Company’s former wholly owned subsidiary of ATA Learning has distributed a total of RMB261.6 million dividend to the Company through ATA BVI in July 2018. The dividends were ~~mainly~~ paid out of the proceeds received from the sale of the ATA Online Business. According to relevant PRC tax rules, 10% withholding tax was imposed on any dividends or distributions made across border outbound for PRC entities. Therefore, RMB26.2 million withholding tax in relation to this dividend distribution was paid to tax authority in China. See line item of “Cash flows from investing activities - Cash received from inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2018 and note 1 thereto. The Company’s wholly owned Hong Kong subsidiary Xing Wei has distributed a total of US$18.3 million to the Company in August 2018. The dividends were ~~mainly~~ paid out of the proceeds Xing Wei received from the sale of the ATA Online Business. No taxes were imposed for such distribution of earnings per laws of Hong Kong. See line item of “Cash flows from investing activities - Cash received from inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2018 and note 1 thereto.

***

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +852-3551-8690, or by email at ning.zhang@morganlewis.com.

Sincerely,

/s/ Ning Zhang

Mr. Ning Zhang

of Morgan, Lewis & Bockius LLP

cc:Ms. Amy Tung

ATA Creativity Global

Mr. Max Ma

KPMG Huazhen LLP

May 2, 2022 - Page 18

Exhibit A: the Company’s Condensed Cash Flow Schedule for fiscal year 2018

	Year Ended December 31,
	2018
	The Company		Subsidiaries of the Company		VIE	Elimination adjustments	Consolidated
	RMB		RMB		RMB	RMB	RMB
Net cash used in operating activities	(29,996,291)		(282,457,869)		(172,145)	—	(312,626,305)
Cash flows from investing activities:
Proceeds from disposal of discontinued operations, net of cash disposed in the amount of RMB147,738,996	—		1,223,119,391		—	—	1,223,119,391
Cash received from inter-companies	1,001,941,215	(1)	—		—	(1,001,941,215)	—
Cash lent to inter-companies	—		(28,000,000)		—	28,000,000	—
Cash lent to nominee shareholders of the VIE	—		(10,000,000)		—	10,000,000	—
Loan lent to Beijing Biztour	(13,745,856)		—		—	—	(13,745,856)
Other cash movements	—		4,820,679		(12,458,500)	—	(7,637,821)
Net cash provided by (used in) investing activities	988,195,359		1,189,940,070		(12,458,500)	(963,941,215)	1,201,735,714
Cash flows from financing activities:
Cash received from short-term loans	—		15,000,000		—	—	15,000,000
Repayment of short-term loans	—		(15,000,000)		—	—	(15,000,000)
Special cash dividend	(946,611,803)	(2)	—		—	—	(946,611,803)
Cash repaid to inter-companies	—		(1,001,941,215)	(1)	—	1,001,941,215	—
Cash received from inter-companies	—		—		28,000,000	(28,000,000)	—
Cash received from nominee shareholders of the VIE	—		—		10,000,000	(10,000,000)	—
Other cash movements	1,433,441		(4,715,627)		—	—	(3,282,186)
Net cash provided by (used in) financing activities	(945,178,362)		(1,006,656,842)		38,000,000	963,941,215	(949,893,989)
Effect of foreign currency exchange rate changes on cash	568,046		(5,288,066)		—	—	(4,720,020)
Net increase (decrease) in cash and cash equivalents	13,588,752		(104,462,707)		25,369,355	—	(65,504,600)
Cash and cash equivalents at the beginning of the year	1,807,629		254,283,313		—	—	256,090,942
Cash and cash equivalents at the end of the year	15,396,381		149,820,606		25,369,355	—	190,586,342

May 2, 2022 - Page 19

Note:

(1)

Represents the cash received from (i) dividends of US$18.3 million distributed from Xing Wei, a subsidiary of the Company; (ii) US$125.2 million cash transferred from ATA BVI, a subsidiary of the Company, out of the earnings distribution and proceeds ATA BVI received in connection with the sale of ATA Online Business. These transactions were eliminated upon consolidation as intercompany transactions.

(2)	Represents cash dividends of US$137.7 million the Company paid to its investors.